19


                             ISSUER INFORMATION FILE


                                   PURSUANT TO

                       SECURITIES AND EXCHANGE COMMISSION
                                  RULE 15c2-11

                                DECEMBER 1, 2006


                        NEW ENVIRONMENTAL SOLUTIONS, INC.
                           (a Washington Corporation)


TRADING SYMBOL:                                             CUSIP NUMBER:

NWVM                                                         644276 20 6
------------------------------------------------------------------------------

TAX ID NUMBER:                                                 SHAREHOLDERS
98-0374630                                                      OF RECORD:
                                                                   136
------------------------------------------------------------------------------



                           ISSUER'S EQUITY SECURITIES:

                           Common Equity Voting Shares

                Issued and Outstanding Common Shares: 36,711,542
                   No Preferred Shares Issued and Outstanding

                                 TRANSFER AGENT:

                          National Stock Transfer, Inc.
                          1512 South 1100 East, Suite B
                           Salt Lake City, Utah 84105
                       (801) 485-7978, fax (801) 466-6877

              Information provided pursuant to Rule 15c2-11 of the
                 Securities and Exchange Act of 1934, as amended

                        NEW ENVIRONMENTAL SOLUTIONS, INC.


                           (a Washington Corporation)




                                  CUSIP NUMBER:


                                   644276 20 6



                             ISSUER INFORMATION FILE


                                      AS OF



                                DECEMBER 1, 2006




The information furnished herein has been prepared from the books and records of the issuer by its officers and directors in accordance with the Securities and Exchange Commission Rule 15c2-11 as amended, and:

No dealer, salesman or any other person has been authorized to give any information, or to make any representations, not contained herein in connection with the issuer. Such information or representations, if made, must not be relied upon as having been authorized by the issuer, and:

Delivery of this information file does not at any time imply that the information contained herein is correct as of any time subsequent to the date first written above.

                        NEW ENVIRONMENTAL SOLUTIONS, INC.

                                December 1, 2006

             Information required to conform with the provisions of
       subparagraph (a) (4) of Rule 15c2-11 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934

ITEM 1.  EXACT NAME OF THE ISSUER AND ITS PREDECESSOR:

The name of the Issuer is: NEW ENVIRONMENTAL SOLUTIONS, INC.
The names of the Predecessors are:  Newmark Mining Corporation
Nutri Source Industries, Inc.
Nutri Berry Industries, Inc.
Goldfish Industries, Inc.
Goldfish Resources, Inc.


ITEM 2.  ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the Issuer's principal office is:

89 Lowell Road
Salem, New Hampshire 03079
Telephone: 603.890.0317 Fax: 603.890.6957


ITEM 3.  ISSUER'S STATE OF INCORPORATION:

The Issuer is organized under the laws of the State of Washington. The Issuer's date of incorporation is August 16, 1996 as Goldfish Resources, Inc. in the Province of British Columbia, Canada and then the Issuer changed its domicile to the State of Nevada on August 3, 1999 by virtue of a Plan of Merger and Change of Domicile with Goldfish Industries, Inc. that was incorporated on July 20, 1999. Goldfish Industries, Inc. changed its name to Nutri Berry Industries, Inc. on April 29, 2002. Nutri Berry Industries, Inc. then moved to the State of Washington on April 14, 2003 and change the corporate name to Nutri Source Industries, Inc. On January 18, 2005, the Issuer changed its name to Newmark Mining Corporation. On September 11, 2006, the Issuer changed its name to New Environmental Solutions, Inc.


ITEM 4.  EXACT TITLE AND CLASS OF THE ISSUER'S SECURITIES:

The Issuer has authorized 100,000,000 shares of common stock and 10,000,000 of preferred stock. The following CUSIP is for the shares of common stock. There are no preferred shares of stock issued and outstanding.

 CUSIP#:   644276 20 6

SIC Code:  4955

Secondary SIC Code:  n/a

Symbol: NWVM


ITEM 5.  PAR OR STATED VALUE OF THE ISSUER'S SECURITIES:

The Issuer's common stock is $.001 par value and the Issuer's preferred stock is $0.001 par value.


ITEM 6. NUMBER OF SHARES OR TOTAL AMOUNT OF THE ISSUER'S SECURITIES OUTSTANDING AT THE END OF THE ISSUER'S MOST RECENT FISCAL YEAR:

Common stock

At the end of the Issuer's most recent fiscal year of December 31, 2005, the Issuer had 12,064,021 shares of common stock issued and outstanding. On April 16, 2006, the Company issued 15,000,000 shares of common stock for a business plan on a bio-diesel project. That resulted in 27,064,021 shares of common stock as of April 16, 2006.

On September 18, 2006, the Issuer affected a 1 for 250 reverse split of its shares of common stock resulting in 108,349. On September 22, 2006, the Company issued 18,247,422 shares of common stock in exchange for the waste disposal assets, of corporate debt and officers' compensation. That resulted in 18,355,771 shares of common stock issued and outstanding.

On October 16, 2006, the Issuer affected a 2 for 1 forward split resulting in 36,711,542 shares of common stock. Therefore as of December 1, 2006, the Issuer had 36,771,542 shares of common stock issued and outstanding.

No other offering of securities, other than as described above, had been offered either private or public up to the Issuer's last fiscal year or to present.

Preferred Stock

At the end of the Issuer's fiscal year of December 31, 2005, there were no preferred shares of stock issued and outstanding. As of December 1, 2006, there are no preferred shares of stock issued and outstanding.

There are currently 136 shareholders.



ITEM 7.  NAME AND ADDRESS OF THE ISSUER'S STOCK TRANSFER
AGENT:

The Issuer's Stock Transfer Agent is:

National Stock Transfer, Inc.
1512 South 1100 East, Suite B
Salt Lake City, Utah 84105
(801) 485-7978, fax (801) 466-6877


ITEM 8.  NATURE OF THE ISSUER'S BUSINESS:

A.            Business Development
1.            New Environmental Solutions, Inc. is a Washington Corporation

2.            The Issuer is organized under the laws of the State of Washington.
              The Issuer's date of incorporation is August 16, 1996 as Goldfish Resources, Inc. in the Province of British Columbia, Canada and then the Issuer changed its domicile to the State of Nevada on August 3, 1999 by virtue of a Plan of Merger and Change of Domicile with Goldfish Industries, Inc. that was incorporated on July 20, 1999. Goldfish Industries, Inc. changed its name to Nutri Berry Industries, Inc. on April 29, 2002. Nutri Berry Industries, Inc. then moved to the State of Washington on April 14, 2003 and changed the corporate name to Nutri Source Industries, Inc. On January 18, 2005, the Issuer changed its name to Newmark Mining Corporation. On September 11, 2006, the Issuer changed its name to New Environmental Solutions, Inc.

3.            The Company's fiscal year end is December 31.

4.            The issuer has never filed bankruptcy.

5. The Issuer has had a material reclassification to the waste disposal business as of September 2006. There has been a material reclassification of the business from mining exploration. There have not been any mergers or consolidation in this Company, with the exception of the Plan of Merger to change the domicile of the Company. The Company initiated a Plan of Merger and Change of Domicile on January 18, 2005 to move the Company to the State of

              Washington and change the name of the Company to Newmark Mining Corporation and subsequently to New Environmental Solutions, Inc. on September 11, 2006.

6.            There have been no defaults on any indebtedness

7. There was a change of control upon the acquisition of the waste recycling project on September 2006.

8. At the end of the Issuer's most recent fiscal year of December 31, 2005, the Issuer had 12,064,021 shares of common stock issued and outstanding. On April 16, 2006, the Company issued 15,000,000 shares of common stock for a business plan on a bio-diesel project. That resulted in 27,064,021 shares of common stock as of April 16, 2006.

              On September 18, 2006, the Issuer affected a 1 for 250 reverse split of its shares of common stock resulting in 108,349. On September 22, 2006, the Company issued 18,247,422 shares of common stock in exchange for the waste disposal assets, of corporate debt and officers' compensation. That resulted in 18,355,771 shares of common stock issued and outstanding.

              On October 16, 2006, the Issuer affected a 2 for 1 forward split resulting in 36,711,542 shares of common stock. Therefore as of December 1, 2006, the Issuer had 36,771,542 shares of common stock issued and outstanding.

              No other offering of securities, other than as described above, had been offered either private or public up to the Issuer's last fiscal year or to present.

9. On September 11, 2006, the Company changed its corporate name to New Environmental Solutions, Inc. On September 18, 2006, the Company reverse split its 27,064,021 shares of common stock on a 1 for 250 basis resulting in 108,349 shares of common stock while rounding up to the next digit. The Company then issued 18,247,422 shares of common stock for the recycling waste project and settlement for accumulated debt. On October 16, 2006, the Company then affected a 2 for 1 forward split of its shares of common stock resulting in 36,771,542 shares of common stock. There are no other anticipated reorganization and/or stock splits contemplated at this time. The Company has never declared dividends. The Company does not have any subsidiaries and therefore no "spin-off" corporations.

10. The Issuer's securities have never been de-listed by any securities exchange or NASDAQ.

11. There are no current, past, pending or threatening legal proceedings.

B.            Business of the Issuer

The business of the Issuer was founded in 1996 in British Columbia as a mining property development company as Goldfish Resources, Inc. The Company then moved its domicile to the State of Nevada in 1999 and was still negotiating for mining properties that would be suitable to further exploration. The Company was unable to obtain financing to implement the bio-diesel project and then entered into the waste recycling business in September 30, 2006.

The Issuer will operate a construction and demolition (C&D) waste recycling operation using proprietary equipment and processing agents. C&D Material is received unsorted. The Issuer charges a fee per ton at the time of delivery to the plant. C&D material contains valuable metal and other recyclable materials, which are sorted out in the process circuit. Recovered metal is stockpiled into container loads and sold to the scrap market. The recycling plant is also set up to handle organic wastes such as manure, stable straw, yard cuttings, etc. A fee is also levied upon receipt for this type of material. The facility is set up in such a way as to process the inert material differently than the organics. Inert material, such as concrete and asphalt, is processed with equipment designed to break it up, sort it and clean it for resale as valuable aggregate. The finished aggregate product is sized and cleaned. Both retail and wholesale aggregate sales are contemplated. Organic material is rapidly composted producing a finished, bagged fertilizer rich in Nitrogen that will also be sold at both the retail and wholesale level.

         1.The Issuers primary and secondary SIC Codes:

         SIC Code : 4955
         Secondary SIC Code: n/a

         2. If the Issuer has never conducted operations, is in the development stage or is currently conducting operations. The Issuer is currently conducting operations with the acquisition of a waste recycling business. The Company was formerly in the business of seeking suitable mining properties for development. The Company was unable to obtain financing and abandoned the seeking of suitable mining properties in April 2006, when the Company acquired a business plan for a bio-diesel project. The Company was unable to obtain financing for that business plan and then entered into an agreement to acquire the waste recycling business. The Company is in the development stage by audit standards and requires an infusion of capital to continue its operations.

         3. State the names of any parent, subsidiary or affiliate of the Issuer, and describe its business purpose, its method of operation, its ownership, and whether it is included in the financial statements attached to this disclosure document. The Issuer does not have any subsidiaries.

         4. The effect of existing or probably governmental regulations on the business. The Issuer's business is subject to many environmental regulations imposed by local, state, provincial and federal governmental agencies.

         5. An estimate of the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities are borne directly by customers. The Issuer has not spent any funds to develop the Company's waste management asset, however the vendors of the asset to the Company in exchange for 12,500,000 shares of common stock reported that over $250,000 was spent to develop and patent the technologies and to develop the business plan.

         6 .Cost and effects of compliance with environmental laws, federal, state (provincial) and local: The Issuer's projected costs to be in compliance with the environmental laws of the federal and provincials governments of Canada is not known at this time. The costs and effects will be determined once the waste management's systems are permitted and in operations. At that time, the costs and effects of producing a waste management operation will be determined.

         7. Number of total employees and number of full time employees: At this time, the Issuer has no full or part time employees and is dependent on the officers and directors of the Issuer to operate the Issuer's business.

C. Investment Policies

         1. Investment in Real Estate or interest in Real Estate. The Issuer owns no real estate.

         2.Investments in Real Estate mortgages: The Issuer does not own any real estate mortgages.

         3. Securities of or interests in persons primarily engaged in real estate: The Issuer does not intend to invest in securities of any kind at this time. The Issuer intends to place any surplus capital in bank certificates of deposit or established money market short -term accounts.

ITEM 9.  NATURE OF THE ISSUER'S PRODUCTS OR SERVICES:

         1. Principal products or services, and their markets: The Issuer is the licensee of the Canadian rights to the co-generation technology developed by RCBC Industries, Inc. See attached Asset Acquisition Agreement (Exhibit "A").

         2. Distribution Methods of the Products or Services: The Issuer will create and hire a marketing and sales team to market and sell the cogeneration technology services through the territory of Canada.

         3. Status of any publicly announced new product or service: As of December 1, 2006, there has been no public announcement of the Issuer's new product or service.

         4. Competitive business conditions, the issuer's competitive position in the industry, and methods of competition. There are similar products in the waste disposal industry, however no competitor has the patented technology for the territory of Canada.

         5. Sources and availability of raw materials and the names of principal suppliers: Raw materials are readily available from many suppliers.

         6.Dependance on one or a few major customers: The Issuer has no dependence on one or a few major customers.

         7. Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including their duration: The Issuer does not own any patents, trademarks, etc., however the Issuer does own the Canadian license for the patented technology and business plan. The Issuer has committed to pay a 2.5% royalty pursuant to the acquisition of the exclusive license.
         8. The need for government approval of principal products or services. The Issuer is not subject to government approval for the use of constructing the cogeneration operations plants.

ITEM 10.  NATURE OF THE ISSUER'S FACILITIES:
The Issuer does not own any real estate.


ITEM 11. CHIEF EXECUTIVE OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS:

a. Executive Officers; b. Directors; c. no general partners; d. there are no promoters

Steven Devito, Age 45, President and Director: Mr. Devito graduated from the Suffolk University with a degree in Business Administration. He has been involved in the waste recycling industry for over 20 years. He is currently President of four companies which specialize in the hauling of solid waste; a demolition and recycling facility; a metals salvage and recycling facility; and a 175 ton per day construction and demolition debris processing facility. Mr. Devito was responsible for the successful completion of the state of New Hampshire's first reclamation of a landfill in Moultonborough, NH. Mr. Devito brings an extensive knowledge and practical experience to the business applications in the waste recycling business of the Issuer.

Dean Themy, Age 45, Secretary and Director: Mr. Themy has been involved in the water and sterilization business for over thirty years. Along with his late father, Mr. Themy invented and marketed over
 20 products in the sterilization industry, water treatment, swimming pool treatment, and many other applications. Mr. Themy has traveled worldwide on all seven continents with the water sterilization innovative technology. His extensive knowledge of the water industry and the electrolytic generator business yielded the filing and issuances of 11 original patents in the 70's and to date 7 new patents have been applied for. Mr. Themy has been in the forefront of the High Voltage Sterilization industry since inception. Mr. Themy bring a vast knowledge of development and marketing experience to the waste recycling business of the Issuer.


None of the above Officers or Directors have in the last 5 years been:

              1. Convicted of any criminal proceedings either named or as a defendant.

              2. Has not had an order, judgment , or decree , not subsequently reversed , suspended or vacated , by a court of competent jurisdiction that permanently or temporarily enjoined , barred , suspended or otherwise limited such person's involvement in any type of business , securities , commodities or banking activities.

              3. Has not had a finding or judgment by a court of competent jurisdiction (in a civil action), the SEC, the CFTC, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated.

              4. Has not had an entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person's involvement in any type of business or securities activities.

f. Issuer's counsel:

The Issuer's securities counsel is:

Tolan S. Furusho, Attorney at Law
2200 112th Avenue, #200
Bellevue, Washington 98004
425.452.8639, Fax 425.466.8677

g. Issuer's Auditor:

The Issuer's independent auditors are:

The Issuer has not engaged an auditor to audit the Issuer's financial statement.

h.  The Issuer has no Public Relations Consultant.

                  i. The Issuer has had no other advisors who assisted in the preparation of this disclosure documentation.

                  THE OWNERSHIP OF THE ISSUER'S EQUITY SECURITIES BY MANAGEMENT OR ANYONE KNOWN TO THE ISSUER TO OWN

BENEFICIALLY MORE THAN TEN PERCENT (10% FOR
NON-REPORTNG ISSUERS; 5% FOR REPORTING ISSUERS) OF THE OUTSTANDING SHARES AS AT THE DATE HEREOF:

Name                                Amount of Shares                  Percentage

Corpsense, Inc.                     22,500,000                           61.28%


ITEM 12.  ISSUER'S MOST RECENT BALANCE SHEET, PROFIT AND LOSS
AND RETAINED EARNINGS STATEMENTS:

The Issuer's most recent balance sheet, profit and loss and retained earning statements are attached hereto as an exhibit.


ITEM 13. ISSUER'S FINANCIAL STATEMENTS FOR THE TWO PRECEDING FISCAL YEARS;

The Issuer's financial statements for the two preceding fiscal years are attached hereto as an exhibit.


ITEM 14. DISCLOSURE WHETHER THE BROKER OR DEALER OR ANY ASSOCIATED PERSON IS AFFILIATED, DIRECTLY OR INDIRECTLY, WITH THE ISSUER:

The Issuer has no knowledge of any broker-dealer or associated person who is submitting quotations with respect to the Issuer's common stock, which may be affiliated or associated, directly or indirectly, with the Issuer.


ITEM 15. DISCLOSURE WHETHER THE QUOTATION IS BEING PUBLISHED OR SUBMITTED ON BEHALF OF ANY OTHER BROKER OR DEALER:

The Issuer's quotation is not being published or submitted on behalf of any other broker or dealer.

ITEM 16. DISCLOSURE WHETHER THE QUOTATION IS BEING SUBMITTED OR PUBLISHED DIRECTLY OR INDIRECTLY ON BEHALF OF THE ISSUER OR ANY DIRECTOR, OFFICER OR ANY PERSON DIRECTLY OR INDIRECTLY THE BENEFICIAL OWNER OF MORE THAN TEN PERCENT (10%) OF THE OUTSTANDING SHARES OF ANY EQUITY SECURITY OF THE ISSUER:

The Issuer has no knowledge of the quotation being submitted on behalf of the Issuer or any director, officer or more than ten percent shareholder of the issuer's securities.

The undersigned hereby states this 1st Day of December 2006 that he has read the information set forth herein above, and attests hereby to the best of his knowledge and belief, such information is true and correct.


New Environmental Solutions, Inc.


/s/ Steven Devito
President and Director

                                   Exhibit "A"

                          Territorial Rights Agreement


THIS AGREEMENT made as of the 1st day of October 2006.


BETWEEN:

                  RCBC Technologies Inc. a company duly incorporated under the laws of the State of Ohio and having its office at Suite 400 - 817 Main
Street, Cincinnati, Ohio, 45202;


OF THE FIRST PART
AND:

Quality Recycling, LLC. a company duly incorporated under the laws of the State of North Carolina and having its office at 104 First Avenue East, Suite D, Hendersonville, North Carolina, 28792; (hereinafter, collectively referred to as the "Sellers")

OF THE SECOND PART

AND:

Corpsense Consulting, Inc.. a company duly incorporated under the laws of the Province of British Columbia and having its registered and records office at PO Box 25, Milner, British Columbia, Canada V0X 1T0; (hereinafter called the "Purchaser")

OF THE THIRD PART


WHEREAS:

RCBC Technologies Inc. ("RCBC") is the holder of the patents described herein and Quality Recycling, LLC ("QR") is the developer of the business plan "Proprietary Systems" to implement the patents herein further referred to as the "Sellers", which is known as the Rotary Cascading Bed Combustor (RCBC). Description of which is attached as (Exhibit A). Using the same fundamental principals of the RCBC, applications have been designed for use as incinerators, hot gas generators, oil shale retorts, and cascading bed boilers capable of cleanly utilizing high-sulfur coal.

The Sellers are the owner and holder of the patents, proprietary systems, manufacturing, and commercialization rights, and the engineering documentation concerning the same, world wide (Exhibit B); and

The Sellers are desirous of selling the exclusive Canadian territorial rights (Exhibit C) to market, sell, distribute and commercialize the Rotary Cascading Bed Combustor for the Municipal Waste industry as well as the non exclusive rights for applications that have been designed for use as incinerators, hot gas generators, oil shale retorts, and cascading bed boilers capable of cleanly utilizing high-sulfur coal based on the patented technology and proprietary systems and expertise of RCBC and QR. The Purchaser is desirous of acquiring the same, on terms and conditions hereinafter set forth;

NOW THEREFORE WITNESSETH THAT in consideration of the mutual covenants and representations contained herein, the sufficiency of which is acknowledged by the parties hereto, the parties agree as follows:

This Agreement (the "Agreement"), dated 1st of October 2006, contains the terms and conditions upon which Corpsense Consulting, Inc. ("CORPSENSE"), a British Columbia corporation ("Purchaser"), is acquiring the Canadian territorial rights to the RCBC technology and patents for all applications in Canada, which are the assets of RCBC and QR, both of which are North Carolina corporations. The Sellers will sell the Canadian territorial rights for consideration as described in Article 2 of this Agreement. The Closing Date shall be the date of the signing of this Agreement.

         1. Rights. As of the date of this Agreement and subject to the terms and conditions of this Agreement, Purchaser agrees to purchase and Sellers agrees to sell the exclusive Canadian territorial rights (Exhibit C) to market, sell, distribute and commercialize the Rotary Cascading Bed Combustor for the Municipal Waste industry as well as the non exclusive rights for applications that have been designed for use as incinerators, hot gas generators, oil shale retorts, and cascading bed boilers capable of cleanly utilizing high-sulfur coal based on the patented technology and proprietary systems and expertise of RCBC and QR, as set forth in (Exhibit A) attached hereto,

2. Purchase Price. The purchase price received for the Rights (the "Purchase Price") are payable directly to QR and shall be an immediate payment of Ten Dollars ($10.00) the receipt and sufficiency of which is hereby acknowledged, and two payments the first being on January 1, 2007, in the amount of One Hundred and Fifty Thousand Dollars ($150,000.) with the second payment being on the date of the first purchase of the RCBC system.

3. Term: This agreement shall stay in full force on the performance of sales of the RCBC Systems in Canada. Said performance shall be one (1) system in the year 2007, three (3) systems in the year 2008 and shall continue to be renewed annually with the purchase of five (5) systems per calendar year.

4. Assignment Rights. The Purchasers have the right to assign these Rights to any third party, providing that the third party agrees to honor all of the provisions of the Agreement.

5. Representations and Warranties of Purchasers. The Purchaser hereby represents and warrants to Sellers as follows, and Purchasers and Sellers hereby agree that Sellers' obligations hereunder are subject to these representations and warranties being true, correct and complete as of the signing of the Agreement:

(a) Purchaser is a corporation duly organized, validly existing and in good standing in the Province of British Columbia and has all necessary corporate power and authority to execute this Agreement and the other documents to be executed by it in connection herewith (collectively with this Agreement, "Purchaser's Agreement") and to consummate the transactions contemplated hereby and thereby.

(b) Purchaser's execution, delivery and performance of Purchaser's Agreements and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on its part and, assuming the due execution and delivery of Sellers' Agreements (as hereinafter defined) by Sellers, will constitute the valid and binding obligations of Purchaser, enforceable against it in accordance with their respective terms, except as limited by laws affecting creditor's rights or equitable principles generally.

(c) The execution, delivery and performance of Purchaser's Agreements by Purchaser does not require the consent of a governmental entity or a third party not affiliated with Purchaser.

(d) To the best of Purchaser's knowledge after reasonable investigation, as the Purchaser is not a fully reporting company under the Securities Act of 1934, therefore, the Purchaser is not subject to the reporting requirements of the Securities and Exchange Commission ("Commission") pursuant to Sections 12, 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         6. Representations and Warranties of Sellers. Sellers hereby represents and warrants to Purchaser as follows, and Purchaser and Sellers agree that Purchaser's obligations hereunder are subject to these representations and warranties being true, correct and complete as of the date of this Agreement.

         (a) Sellers are both North Carolina, corporations and have all necessary power and authority to execute this Agreement and the other documents to be executed by them in connection herewith collectively with this Agreement, to conduct their businesses and operations as presently conducted and to consummate the transactions contemplated hereby and thereby.

         (b) Sellers' execution, delivery and performance of Sellers' Agreements and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on their part and, assuming the due execution and delivery of

 Purchaser's Agreements by Purchaser, will constitute the valid and binding obligations of Sellers, enforceable against them in accordance with their respective terms, except as limited by laws affecting creditor's rights or equitable principles generally. No person or persons or entities other than the Sellers have any interest in any of the Rights.

         (c) Except as set forth in the Disclosure Schedule, the execution, delivery and performance of Sellers Agreements by the Sellers does not require the consent of any governmental entity or third party, will not conflict with or violate the provisions of the Sellers' corporate provisions or any applicable law or any judgment, order or ruling of any government authority having jurisdiction over the Sellers, will not, directly or indirectly, conflict with or constitute a breach or default under any agreement, license or permit to which the Sellers are a party or are subject, and will not result in the creation of any lien or encumbrance on the Rights.

         (d) Except as set forth in the Disclosure Schedule the Sellers are the authorized legal holders of all licenses, permits and authorizations from governmental and regulatory authorities which are required for the lawful conduct and operation of the businesses of the Sellers as presently conducted and operated and all of such licenses, permits or authorizations are in full force and effect and are not subject to any restrictions or conditions limiting or restricting the continued conduct and operation of the businesses of the Sellers as presently conducted. Except as otherwise disclosed, there are no pending or threatened proceedings which could result in the revocation, modification or non-renewal of such licenses, permits and authorizations, and the Sellers have no reason to believe that such licenses, permits and authorizations will not be renewed in their ordinary course.

         (e) Except as set forth in the Disclosure Schedule the Sellers are in compliance with all laws, regulations, rules and governmental orders applicable to their businesses and the Rights and the conduct and operation of their businesses, and the Sellers have not violated such laws, regulations, rules or governmental orders in the conduct and operation of their businesses and no such violations have occurred which would affect the Sellers' ability to perform its obligations hereunder.

         (f) Except as set forth in the Disclosure Schedule, the Sellers are not subject to any judgment, injunction, order or arbitration decision relating to the Rights or the conduct and operation of their businesses and there is no litigation or administrative proceeding pending or threatened against the Sellers or their businesses relating to the Rights or the conduct and operation of their businesses or which would affect the Sellers' ability to perform its obligations hereunder.

(g) Sellers have, and following the signing of this Agreement, Purchaser will have, full and unrestricted legal and equitable title free and clear of any encumbrances to the Rights.

(h) Sellers have complied and are in compliance with all Environmental Laws (as hereinafter defined.

         (i) Sellers may have liability under Environmental laws, and is Sellers responsible (including, but not limited to, by contract or by operation of law) for any liability of any other person under any Environmental Law. It is so noted that the Sellers in their contracts have complied with all applicable Environmental laws. There are no pending or threatened actions, suits, orders, claims, legal proceedings or other proceedings based on, and Sellers, nor any officer, director or shareholder thereof has directly or indirectly received any formal or informal notice of any complaint, order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any governmental authority or any other person or entity or knows or suspects any fact(s) which might reasonably form the basis for any such actions or notices pursuant to Environmental Laws or otherwise arising out of or relating in any way to Hazardous Materials (as hereinafter defined). The Sellers' equipment does not contain any Hazardous Materials.

(ii) All authorizations, notifications, recordings, filings, consent, waiting period, investigations, and/or approvals that are required under any Environmental Law in order to consummate the transaction is completed hereby.

(iii) "Environmental Laws" means any laws (including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act) and decrees, relating to the generation, production, installation, use, storage, treatment, transportation, release, threatened release, or disposal of Hazardous Materials, noise control, or the protection of human health or safety, natural resources, or the environment.

(iv) "Hazardous Materials" means any wastes, substances, radiation, or materials (whether solids, liquids or gases) (i) which are defined as "pollutants," contaminants," "hazardous wastes", "hazardous substances", "solid wastes", or other similar designations in, or otherwise listed or subject to regulation under, any Environmental Laws; (ii) which contain PCBs, asbestos, asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof) or (iii) which pose a hazard to human health, safety, natural resources, industrial hygiene, or the environment.

                   (i) No representation or warranty made by Sellers and contained in this Agreement contains any untrue statement of fact or omits any fact required to make any statement contained herein not misleading. Sellers are not aware of any impending or contemplated event or occurrence that would cause any of the foregoing representations not to be true, correct and complete on the date of any such event or occurrence as if the foregoing representations were made on the date of any such event or occurrence.


7. Covenant of Purchaser. Purchaser hereby covenants to Sellers that it shall not take any action which is materially inconsistent with its obligations under this Agreement that it shall notify Sellers of any litigation or administrative proceeding pending or, to Purchaser's knowledge, threatened against Purchaser that challenges the transactions contemplated hereby. Purchaser agrees that the compliance with this covenant in all material respects shall be a condition to Sellers' obligations hereunder.


8. Certain Sellers Covenants. Sellers hereby makes the following covenants to Purchaser, the compliance with which in all respects shall be a condition to Purchaser's obligations hereunder:

(a) Sellers shall conduct and operate their businesses in the ordinary and prudent course of business consistent with past practices, shall not sell, lease or dispose of any Right to be conveyed hereunder and shall preserve the business of the customers, suppliers and others having business relations with Sellers' businesses;

(b) Sellers shall operate their businesses in all respects in accordance with all laws, regulations and rules applicable to such business;

(c) Sellers shall not take any action that would cause any representation or warranty contained herein to become false or invalid, and Sellers shall notify Purchaser of any change in any of Sellers' representations and warranties contained herein; provided, however, that such notice shall not operate to cure any breach of such representations or warranties;

(d) Sellers shall not take any action which is inconsistent with Sellers' obligations under this Agreement; and

(e) Sellers shall notify Purchaser of any litigation or administrative proceeding or investigation pending or, to Sellers' knowledge, threatened, which challenges the transactions contemplated hereby.

         8. Certain Conditions to Purchaser's Obligation. Purchaser and Sellers agree that Purchaser's obligations hereunder are specifically conditioned upon the prior occurrence or satisfaction of the following:

         (a) Purchaser shall have completed to Purchaser's satisfaction its business, financial and legal due diligence investigation of Sellers;

         (c) all instruments of conveyance and transfer and other documents delivered by Sellers to Purchaser to effect the sale, transfer and conveyance of the Rights to Purchaser shall be satisfactory in form and substance to Purchaser and its counsel;

         (d) Purchaser shall have received evidence satisfactory to it and its counsel of the consent, approval or authorization of each governmental and regulatory authority whose consent, approval or authorization shall be required in order to permit the consummation of the transactions contemplated hereby, and such consent, approval or authorization shall be in a form and substance satisfactory to Purchaser and its counsel;

         (e) no litigation or administrative proceeding or investigation (whether formal or informal) shall be pending or, to the Sellers' knowledge, threatened which challenges the transactions contemplated hereby;

         (f) the representations and warranties of Sellers contained herein shall be true, correct and complete as of the signing of this Agreement, Sellers shall have performed or complied with all covenants and agreements required by this Agreement to be performed or complied with by Sellers, and Purchaser shall have received a certificate of a duly authorized officer of Sellers to the effect that, as of the Closing Date, the representations and warranties of Sellers set forth herein are true and correct as of the Closing Date and that Sellers have performed or complied with all of its covenants and agreements contained herein;

         (g) Purchaser shall have received a certified copy of the resolutions of Sellers' board of directors and shareholders authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

         (h) Purchaser's board of directors shall have authorized the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

         9. Cooperation. Purchaser and Sellers agree to cooperate fully with one another in taking any actions necessary or helpful to accomplish the transactions contemplated hereby, including actions to obtain consents required by any third party; provided, however, that no party shall be required to take any action which would have a material adverse effect upon it or any of its affiliates.

         10. Bulk Sales. Purchaser and Sellers agree to waive compliance with all "bulk sales" or similar laws that may be applicable to the transactions contemplated hereby.

         11. Confidentiality; Publicity. Purchaser and Sellers shall each keep confidentiality all information obtained by it with respect to the other in connection with this Agreement, will use such information solely in connection with the transaction contemplated hereby, and shall return all such information to the other party if such transactions are not consummated for any reason. Neither party will issue a press release, make any disclosure or any other announcement concerning the transactions contemplated by this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld. However, both parties acknowledge that this Agreement may be assigned to a publicly held company and in that event, all regulatory disclosure pursuant to this Agreement must become public knowledge by and through any required disclosure.

         12. Costs and Expenses. Except as provided herein or as otherwise expressly set forth in this Agreement, Purchaser and Sellers agree that each party shall be solely responsible for all costs and expenses incurred by it in connection with the consummation of the transactions contemplated hereby; provided however, that all transfer, sales or use taxes or similar charges resulting from the transfer of the Rights contemplated hereby shall be borne by Sellers; provide further, that if Sellers breaches this Agreement and Purchaser terminates this Agreement in accordance with Paragraph 14(a), Sellers shall pay costs and expenses incurred by Purchaser, including the fees and expenses incurred by Purchaser's professional advisors with respect to the matters contemplated by this Agreement. In the event of a dispute between the parties in connection with this Agreement or the transactions contemplated hereby, each of the parties hereto agrees that the prevailing party shall be entitled to reimbursement by the other party of reasonable legal fees and expenses incurred in connection with any action or proceeding.

         13. Indemnification.

(a) From and after the signing date of the Agreement, Sellers agrees to indemnify and hold Purchaser and its affiliates harmless from and against all costs, losses and damages (including reasonable attorney fees) incurred by Purchaser or Purchaser's affiliates as a result of or arising out of (i) the breach by Sellers of any of its representations and warranties contained in this Agreement, (ii) the failure by Sellers to perform or comply with all of its covenants and agreements set forth in this Agreement, and (iii) the Excluded Liabilities. (iv) Purchaser shall not be liable under this Paragraph 13 with respect to any claim by Sellers against Purchaser for indemnification payable under this Paragraph 13 unless a written claim for indemnification is given by Sellers to Purchaser with respect thereto on or before the third anniversary of the Closing Date.

                  (b) The indemnified party shall make no settlement, compromise, admission or acknowledgement that would give rise to liability on the part of the indemnifying party without the prior written consent of the indemnifying party.

                  (c) The representations, warranties, covenants and agreements of Sellers contained herein shall survive the Closing in full force and effect for a period of three (3) years from the Closing Date; provided, however, that Sellers' representation and warranties set forth in this Agreement shall survive the closing in full force and effect without limitation as to duration.

                  (d) The representations, warranties, covenants and agreements of Purchaser contained herein shall survive the Closing in full force and effect for a period of three (3) years from the Closing Date.

         14. Termination. This Agreement may be terminated at any time prior to the signing of this Agreement as follows:

(a) by written notice of Purchaser to Sellers or Sellers to Purchaser if the other materially breaches any of its representations or warranties or defaults in the performance of its covenants or agreements contained herein and such breach or default shall not be cured within five (5) days after the date notice of such breach or default is served by the party seeking to terminate this Agreement;

(b) by written notice of Purchaser to Sellers or Sellers to Purchaser if there shall be in effect any judgment, decree or order that would prevent or make unlawful the Closing of the transactions contemplated by this Agreement;

(c) by written notice of Purchaser to Sellers, or by Sellers to Purchaser if the Closing shall not have been consummated on or before the date which is 60 days from the date of the final payment as per the schedule of the Purchase Price as defined in Paragraph 2 of this Agreement;

(d) by written notice of Purchaser to Sellers at any time prior to the Closing, if Purchaser is not satisfied, in its sole discretion, with its business and legal due diligence investigations of Sellers;

         15. Specific Performance. Purchaser and Sellers recognize that if Sellers refuse to perform under the provisions of this Agreement, monetary damages alone will not be adequate to compensate Purchaser for its injury. Purchaser shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement.

         16. Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may voluntarily or involuntarily assign its interest under this Agreement without the prior written consent of the other parties hereto, except for any assignment to an affiliate of Purchaser in which case Purchaser shall remain fully obligated under this Agreement.

         17. Amendment. No amendment, waiver of compliance with any provision or condition hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of any amendment, waiver or consent is sought.

         18. Governing Law. This Agreement, including, without limitation, the interpretation, construction, validity and enforceability thereof, shall be governed by the laws (other than the conflict of laws rules) of the State of Ohio, in the United States of America.

         19. Notice. All notices, requests, consents, waivers, and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been given: (a) if transmitted by facsimile, upon acknowledgement of receipt thereof in writing by facsimile or otherwise; (b) if personally delivered, upon delivery or refusal of delivery; (c) if mailed by registered or certified United States mail, return receipt requested, postage prepaid, upon delivery or refusal of delivery. All notices, consents, waivers or other communications required or permitted to be given hereunder shall be
addressed to the respective party to whom such notice, consent, waiver or other communication relates at the following addresses:

         If to Sellers, to:         Quality Recycling Equipment Inc.
                                    104 First Avenue East, Suite D,
                                    Hendersonville, North Carolina, 28792
                                    Telephone: (828) 696-2110

         If to Purchaser, to:       Corpsense Consulting, Inc.
                                    PO Box 25
                                    Milner, British Columbia, Canada V0X 1T0
                                               Telephone: (604) 533-4593


            20. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

         21. Severability. Purchaser and Sellers agree that if one or more provisions contained in this Agreement shall be deemed or held to be invalid, illegal or unenforceable in any respect under any applicable law, this Agreement shall be construed with the invalid, illegal or unenforceable provision deleted, and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected or impaired thereby.

22. Entire Agreement. This Agreement and the exhibits hereto embody the entire agreement and understanding of the parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein.

23. No Liability. Sellers agrees that no stockholder, director or officer of Purchaser or its affiliates shall have any personal or individual liability for the obligations of Purchaser under this Agreement or any other agreement entered into in connection with this Agreement.

24. Brokers. Neither Purchaser nor Sellers nor any person acting on behalf of Purchaser or Sellers has agreed to pay any commission or finder's fee in connection with this Agreement.

25. Further Actions. After the Closing Date, Sellers shall execute and deliver such other certificates, agreements, conveyances and other documents, and take such other action, as may be reasonably requested by Purchaser in order to transfer and assign to, and vest in, Purchaser the Assets pursuant to the terms of this Agreement.

SIGNED THIS 1st DAY OF OCTOBER 2006

                    Corpsense Consultants, Inc. ("Purchaser")



                                             By:/s/ Ronald Crimeni
Witness ___________                               Ronald N. Crimeni, President



                  Quality Recycling Equipment Inc. ("Sellers")


                                            By: /s/ D. King
Witness ___________                                D. King, President & Director


                                              RCBC Technologies Inc. ("Sellers")


                                           By: E.E McCraken
Witness ___________                        E.E. McCracken, President & Director

                             EXHIBIT A

                         ROTARY CASCADING BED COMBUSTOR

                                FOR INCINERATION
                             AND OTHER APPLICATIONS


                                  INTRODUCTION

RCBC Technologies and Quality Recycling, LLC have developed a proprietary technology, which is applicable to many situations where intimate contact between gases and solids is required. The mechanical unit incorporating this technology is known as the Rotary Cascading Bed Combustor (RCBC). We have designed RCBCs for use as incinerators, hot gas generators, oil shale retorts, and cascading bed boilers capable of cleanly utilizing high-sulfur coal. All these devices are based on the same fundamental principals, although details differ.

The RCBC utilizes a combination of proven concepts. Similar rotary units have been in use by industry for several decades, particularly in the phosphate and fertilizer industries. Large units such as rotary kilns, rotary dryers, and ball and rod mills have been utilized and developed to satisfactory levels of mechanical reliability through many years of operation.

The RCBC consists of a hollow cylinder, which may be single or multi-compartmental, depending upon the application, rotating at 8 to 20 revolutions per minute. This is considerably faster than the conventional rotating kilns to which it bears a superficial resemblance. The latter generally operate at less than 1 revolution per minute.

The RCBC provides excellent contact between solids and gases by cascading the solids through gases and thereby effecting high rates of heat transfer. Solids can be

Cascading solids through the surrounding media ensures complex mixing and intimate contact. This provides the mechanism to transfer heat between the substances. For example, desired solid/gas reactions, such as combustion and SO2 absorption, are enhanced by the cascading.

The drawings on the second page show the cascading action of the particles when the unit is operated at various speeds. When the unit operates of speeds producing a centrifugal force of less than 0.05 G, no cascading occurs and particle contact is limited. Cascading increases with speed of rotation. Maximum cascading, producing greatest solid/gas contacting, occurs at approximately 0.5
G. When the centrifugal force approaches 1.0 G, cascading is suppressed as particles are forced against the walls of the cylinder. readily recycled or transferred from one compartment to another and gases can be introduced or withdrawn as desired. This provides great flexibility and allows designs to be optimized for a particular processing operation. The RCBC's internal design is varied to provide a variety of features specific to each application. Material movement, retention, cascading, backflow, gas/solids contact, temperature control, compartmenting, reaction kinetics, and a variety of combustion conditions can be controlled to desired levels by varying the design features.

The RCBC technology can provide high thermal efficiency by recovering much of the heat generated within the system. In most cases, the hot products of combustion (both gas and solids) are used to preheat the feed gases and/or solids. Due to its high contact efficiency and ease of adjustment, the RCBC can be readily controlled. Combustion conditions such as temperature and flue gas composition can be closely controlled. Feed variations can readily be compensated for and turndown can be accomplished without loss of control.

When burning sulfur-containing feedstock such as high-sulfur coal, the addition of limestone to the combusting solid lowers the sulfur dioxide content of the exhaust gases, eliminating the necessity for external scrubbing equipment. A similar approach can be employed to neutralize acidic vapors or remove reactants from the flue gases. This results in an environmentally acceptable, economically attractive installation.

Two corporate entities have been charged with responsibility for the RCBC development program. The first, RCBC Technologies, is charged with engineering of the RCBC for each application. The second, Quality Recycling, LLC, is responsible for market development and sale of the RCBC.

                            INCINERATION APPLICATIONS

Incineration of waste streams has been a common method of disposal for many years and new federal regulations on hazardous wastes are making incineration more attractive for a wide range of materials. Rotary kilns, multi-hearthfurnaces, fluidized beds, and turbulent combustion chambers are being used for this purpose.

Conventional rotary kilns and rotary hearth furnaces have relatively low capacities since the solids are tumbled rather than cascaded and thermal efficiencies are low. Consequently, the capital cost per unit incinerated is high. Conventional fluidized bed incinerators have greater capacity, but the pressure drop across them is high and they are not ideal for incinerating hazardous materials because the gases and particulates are being carried out by high gas velocities before being completely burned. Turbulent combustion chambers are likely to require a great deal of auxiliary fuel and good atomization of the waste stream. With the high gas movement and vapor carryover, afterburners are almost always required.

RCBC Technologies and Quality Recycling, LLC have developed rotary reactor technology that has great potential for incineration of a wide range of materials including solids, gases, solid-laden gases, sludges, and liquids. Combustion is complete within the rotary, eliminating the requirement for an afterburner. Units have been designed for use in de-oiling of mill scale from sintering plants, incineration of hazardous wastes, and disposal of sewage sludge.

Description of Technology Available

A drawing of a hazardous waste incinerator, similar to that fabricated for Rollins Environmental Services, is shown on the front cover of this brochure. A spiral chute recycles heat transfer solids from the end of the combustion zone to the front to bring the feed up to ignition temperature. Following the combustion zone there is a solids reheat zone with lifters and a disengaging zone without lifters. A spiral chute conducts the hot solids from the front of the solids reheat zone to the air preheat zone.

At the end of the combustion zone, heat is recovered from the hot combustion gases by passing them countercurrent to cascading solids in a solids reheat zone.

Incineration standards set by the Environmental Protection Agency require a Destruction Removal Efficiency (DRE) of 99.99 percent for all toxic and hazardous wastes and the extremely toxic materials such as the PCB's and dioxins require a DRE of 99.999 percent. To achieve these standards, most incinerators must operate at 2,000(degree)F or higher with a minimum residence time of 2 seconds. The improved contacting of solids with the oxidizing combustion gases in the RCBC will accomplish required DRE's at lower temperatures in the range of 1,400(degree)F to 1,600(degree)F. The lower temperature range for incineration has significant advantages. The fusion temperature of the ash is usually higher than 1,600(degree)F and below 2,000(degree)F which produces a free-flowing residue at 1,600(degree)F and a problem at 2,000(degree)F. Refractory wear is reduced at the lower temperature and the application of high temperature alloys is expanded.

RCBC Technologies and Quality Recycling, LLC have signed an agreement for joint development of the RCBC for disposal of "commercial hazardous waste." The agreement includes the design and construction of a pilot incinerator to qualify the process for toxic waste disposal.

Patents have been obtained for the key features of the incinerator system.

                                FUEL PREPARATION

We know that waste management and recycling are national problems. Studies show that in this country, each person creates three (3) to six (6) pounds of waste per day. At that rate, annual per person totals can exceed 2,100 pounds! As a national average, we are currently recycling less than 10% of our solid waste products. With population growth projections and with a growing resistance to new disposal facilities and methods, an innovative approach to drastically reduce downstream waste is desperately needed.

A Material Recovery Facility is designed to meet that need, enabling municipalities to separate commingled recyclables and process the separated materials into marketable commodities. Most MRF vendors have developed a basic design or concept that they market, modifying that design depending on the requirements of the project's sponsor and the available markets. Quality Recycling will custom design a system flexible enough to process any of the common recyclables, and tailored to fit the unique market specifications of the area in which it is to be operated.

Although typical MRF's utilize technical set-ups, if someone is looking for a system that provides a magic "Black Box" - where recyclables go in one end and products come out the other without ever being touched by humans it isn't available and probably won't be for some time. Most vendors agree that some jobs are best left to humans. For instance, all of the systems hand separate glass. It is the most reliable way to insure quality.

Given that recycling has been able to function quite well without MRFs all these years, why the sudden interest in this approach to processing material? The increased cost of solid waste disposal has increased the demand for recycling in general, and spurred the development of MRFs in particular. When landfill costs were $5 - $10/ton, recycling most of the waste stream was not economically attractive to the waste industry. With tipping fees in some areas moving toward and beyond $100/ton, waste managers are willing to spend more time and money on recycling.

Proponents of MRFs point to three principal reasons for their attractiveness:

1) Because the feedstock of MRFs is commingled recyclables (actually most MRF inputs have a separate paper fraction and mixed bottles and cans fraction), it makes it easier for citizens to participate. That translates into higher volumes of materials taken from the solid waste stream.
2) Due to the commingled nature of the recyclables, collection equipment needs can be simplified. There is no longer the need for vehicles with four, five or six compartments - at most, two are required. Collection times and costs can be held to a minimum because less time is spent at the curb sorting material or emptying several containers.
3) Most advocates believe that materials processed through MRFs are more marketable. They feel that they can better meet industry standards and that the high volume of material that they can generate help to assure a market.

Clearly, Material Recovery Facilities have come into their own as a viable solution to increasing solid waste challenges.

Quality Recycling, L.L.C., along with its partners have spent years studying the problems of waste and recycling in the U.S. and Europe, we have found that the Europeans, especially the Dutch, have had much better success the way they recycle and eliminate their solid waste problems.

In this booklet, we offer a glimpse into our future and the methodology of phased solid waste management. It was a few years back that we found that not all agencies had the funds to go after a complete solution to their solid waste problems. In 1993, we attempted our first phase operation. Since then, we have gone through many transformations and studied many U.S. and European manufacturers and agencies to come up with this approach. We feel it is the future and we need to start addressing the problems of solid waste now.

Combining a MRF with an RCBC solves the municipal waste problems faced by citizens all over the world. Better still, the solution is environmentally safe, produces needed commodities and eliminates the need for landfilling. The MRF is the perfect fuel preparation plant for the RCBC.

                           ROTARY CASCADING BED BOILER

The largest potential source of energy in the United States is coal. Compared to oil and natural gas, the unit cost of energy from coal is low. This cost advantage is much greater with high-sulfur coals. However, the combustion gases from coal contain a high percentage of sulfur dioxide. Efficient external SO2 scrubbers are available, but capital and operating costs are high. Only very large systems such as utilities can afford the necessary equipment to permit burning of high-sulfur coal.

The concept of burning high-sulfur coal while simultaneously controlling emissions by reacting sulfur dioxide with limestone in a fast rotary combustor has been successfully demonstrated by the RCBC. A prototype design for the addition of steam-generating tubes to the RCBC has been completed. This design shows potential for expanding the industrial market for high-sulfur coal, the type most commonly found in Ohio, Indiana, Illinois, and parts of Kentucky. The market for this coal has declined drastically as users switched to burning oil or natural gas rather than make the enormous capital investment for scrubbing equipment. This drop is expected to continue as the controversy over acid rain heats up and attention is focused on this problem.

Ohio exemplifies the effect of shrinking usage. Annual production has declined from a peak of 45 million tons in the seventies to less than 35 million tons today, with a corresponding decline in mining employment. For this reason, development of the RCBC has attracted the interest of a variety of organizations, including the Ohio Department of Development, united Mine Workers, and several coal companies.

>


Description of Technology Available

A schematic drawing of an RCBC is shown on the back cover of this brochure. The capacity of such a unit is 20,000 pounds of steam per hour.

Coal and limestone are fed at the front of the boiler through a simple chute. The addition of limestone to the coal feed allows sulfur dioxide to be scrubbed in situ as it is formed; thus, SO2 content of the exhaust gas is low, reducing the size and capital cost of auxiliary pollution control equipment.

The RCBC can accommodate a wide range of coal sizes. Caking and wet coals are acceptable feeds. Operating conditions allow feed solids to be introduced into the unit without a pressure seal. Preheated air also enters the front of the boiler. The steam tubes in this design rotate with the combustor.

The first section of this rotary unit is an initial combustion zone. Here the fresh feed is mixed with hot recycled solids and the coal is rapidly dried and brought to ignition temperature. The burning coal and the recycled solids then progress into a relatively constant temperature combustion zone where the heat is used for steam generation in the tube bundle. Most of the combustion occurs in this zone. The hot combustion gases and the hot solids then pass into the falling temperature zone where some final combustion occurs and where about one-half of the sensible heat in the gases and solids is utilized in steam generation. Gases and solids enter a short disengaging section at the end of the combustor and then pass into the breech section of the unit.

The whole system is maintained under negative pressure to eliminate dust problems. A reliable and simple seal has been developed for the breech end of the combustor.

While the electric power consumption of the RCBC system is less than that for a pneumatically fluidized bed, this is not significant in the overall system. It is important, however, that higher boiler efficiencies are achieved with a much simplified system.

Capital investment in the boiler and auxiliary equipment is minimized due to operating conditions in the reactor. A low gas pressure drop through the boiler allows the use of low-pressure fans rather than the high-pressure blowers required for conventional fluidized beds. The boiler is relatively simple to operate and has a high turndown ratio.

Patents have been obtained and a prototype built and tested to demonstrate the unit's operability with a variety of coals, establish heat transfer coefficients so larger units can be designed with assurance, determine optimum size and amount of limestone required for SO2 removal, and give an indication of tube life.

                                OIL SHALE RETORT

 It is a well-known fact that the retorting of oil shale is a simple process and can be accomplished in many ways with various techniques. The critical question has always been, and continues to be, how can oil shale be retorted profitably, recognizing that oil shale is a very low-grade ore that must not only be mined and processed but must be disposed of in an almost equal volume to that mined. Four of the more important criteria for meeting this situation certainly are:

1. The ability to handle, on a continuous basis, large volumes of bulk material with mechanical simplicity and minimum shale preparation.

2 A means of efficiently transferring heat from a heat source to the shale without the addition of outside energy and without allowing the heating media to dilute or contaminate the products.

3. Extracting the greatest amount of hydrocarbon available from the shale while discharging all products and effluents from the process at or as near to ambient conditions as possible.

4. A means of burning the carbon content of the spent shale and utilizing the heat of combustion.

The rotary reactor concept has been applied to the design of oil shale retort units uniquely suited to eastern shales. Although more activity has been seen in recent years in developing western shale, there are several advantages to developing oil shales in the eastern U.S. as compared to developing oil shale in the West. The eastern states are closer to major refineries and consumer markets for energy products and have well-developed transportation systems in place. Also, eastern shales do not expand, or "popcorn" upon heating as western shales do, making disposal of spent shale by landfill less costly.

The rotary retort makes the processing of eastern shales less expensive by decreasing the amount of fuel needed to extract the oil. This is accomplished by a recycling scheme which utilizes heat from the retorted shale to heat the cold feed. Residual carbon in the retorted shale is combusted to provide additional process energy. The unit's high thermal efficiency and ability to minimize sulfur dioxide emissions in situ through limestone additives promise to substantially improve the economics of processing eastern shales.

Description of Technology Available

A drawing of the rotary oil shale retort may be seen on the back cover of this brochure. RCBC Technologies has designed a pilot plant capable of processing up to 1,000 pounds per hour of shale. This pilot plant has great flexibility and can be operated to maximize either fuel production or carbon burnout

The pilot plant has been designed to handle shale crushed to a size of 1 inch or less. The full range of sizes produced by crushing can be processed without removing any of the fine fractions. The optimum size for the raw shale will depend on the rate of combustion of carbon in the spent shale.

Raw shale and limestone, added to control SO2 emissions, are introduced to the retort zone via a feed screw. The feed is brought quickly to the desired retorting temperature by mixing with hot shale recycled from the combustion zone.

After retorting, the solids are transferred to the combustion zone where they can be mixed with hot solids being recycled within the combustor. Preheated air enters the front of the combustor and combustion of the carbon in the retorted shale occurs throughout the entire length of the combustor.

At the end of the combustion zone, the overflow solids are transferred to the air preheat zone. Cold air enters the end of the preheat zone and flow counter to the cascading solids. This cools the exit solids and preheats the air. Hot exhaust gases exit from the combustion zone through a central duct extending through the preheat zone and into a settling chamber and a stack.

The overall efficiency of the process is high. It is certain that enough of the carbon in the retorted shale can be burned to provide the heat required for retorting. The fuel value of the recovered oil and gas represents about 52 percent of the fuel value of the feed. If all of the carbon in the retorted shale were burned, the sensible heat in the combustion gases at l600(degree)F would represent about 36 percent of the fuel value of the feed.

The next step in the rotary oil shale retort development program is to construct a 1,000-pound-per-hour unit. Shale Technology Corporation (STC) is charged with management of this program and will operate the unit to refine the control mechanism for material transfer rates and temperature control, evaluate products and effluents, and confirm heat and material balance calculations.

Rotary Cascading

Bed Combustor
for High-Sulfur Coal

                            EXHIBIT B Patent Coverage

RCBC Technologies Inc.

The Rotary Cascading Bed Boiler, Rotary Cascading Bed Combustor, Rotary Cascading Bed Incinerator, Rotary Cascading Bed Retort, and other applications of the Proprietary Rotary Cascading Bed Technology are covered by any or, a combination of, or all of the following UNITED STATES and INTERNATIONAL PATENTS;

UNITED STATES PATENTS
4477331 - Method for Retorting Particulate Solids Having Recoverable Volatile\ Constituents in a Rotating Horizontal Chamber.
4583246 - Apparatus for Retorting Solids Having Recoverable Volatile
Constituents
4583468-Method and Apparatus for Combustion of Diverse Materials and Heat Utilization
4724777-Apparatus for Combustion of Diverse Materials and Heat Utilizaton

INTERNATIONAL PATENTS
Brazil
PI8402911 - Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Canada 1227970- Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Austria 0126619- Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Belgium 0126619-Method and Apparatus for Combustion of Diverse Materials and Heat Utilization France 0126619 Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Germany P3483173(pound)80B - Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Great Britain 0126619- Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Italy 0126619
- Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Luxembourg 0126619- Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Netherlands 0126619 - Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Sweden 84303312-7- Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Switzerland 0126619 - Method and Apparatus for Combustion of Diverse Materials and Heat Utilization Japan 1764911 - Method and Apparatus for Combustion of Diverse Materials and Heat Utilization

                                    EXHIBIT C


The Territorial Rights as granted herein are for the Country of Canada including all of the Canadian Provinces, including the Northwest Territories and the Maritimes and all territorial waters within the international maritime limits.

   NEW ENVIRONMENTAL SOLUTIONS, INC.
                           (a Washington corporation)

     (Formerly Newmark Mining Corporation, formerly Nutri Source Industries,
                 Inc. and formerly Nutri Berry Industries, Inc.)

                           A Development Stage Company



                              FINANCIAL STATEMENTS

                  Year End of December 31, 2005, 2004 and 2003
                                    Unaudited
                            (Prepared by Management)

                        And updated to November 30, 2006
                                    Unaudited
                            (Prepared by Management)

                        NEW ENVIRONMENTAL SOLUTIONS, INC.
  (Formerly Newmark Mining Corporation, formerly Nutri Source Industries, Inc.
                   and formerly Nutri Berry Industries, Inc.)
                          (A Development Stage Company)

                                 BALANCE SHEETS
                                   (unaudited)
                                         November 30     December 31 December 31
                                            2006            2005     2004

ASSETS
CURRENT ASSETS

Cash                                            140           140           140
Accounts receivable                               0             0             0
Prepaid expenses                                  0             0             0
                                ------------------------------------------------
                                ------------------------------------------------
                                                140           140           140
Waste remediation assets                    315,000             0             0
                                ------------------------------------------------
                                ------------------------------------------------
TOTAL ASSETS                                315,140           140           140
                                ------------------------------------------------
                                ------------------------------------------------

LIABILITES AND
STOCKHOLDER DEFICIENCY
CURRENT LIABILITIES

Accrued liabilities                          13,603        71,853        70,853

                                ------------------------------------------------
Current Liabilities                          13,603        71,853        70,853

LONG TERM LIABILITES

Due to Golden Gate Marketing Inc.           250,000       250,000       250,000
Due to Markovina                            100,000       100,000       100,000
Accrued interest                             62,100        36,500         8,500
Agreement payable re: equipment             300,000             0             0
Note payable - related party                      0             0       117,971
                                ------------------------------------------------
                                ------------------------------------------------

Total Liablilities                          725,703       458,353       547,324
                                ------------------------------------------------
                                ------------------------------------------------

STOCKHOLDERS' DEFICIENCY

Preferred stock $0.001 par value
10,000,000 authorized at $0.001
par value - nil issued
Common Stock
100,000,000 shares authorized
at $0.001 par value
36,711,542 shares issued and
outstanding                                  36,712            97             1
(95,514 December 31, 2005 and
514 December 31, 2004)
Capital in excess of par value            1,235,816     1,182,681       938,498
Deficit accumulated during
development stage                        (1,683,091)   (1,640,991)   (1,485,683)
                                ------------------------------------------------
                                ------------------------------------------------
Total Stockholders' Deficiency             (410,563)     (458,213)     (547,184)
                                ------------------------------------------------
                                ------------------------------------------------

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIENCY                    315,140           140           140
                                ------------------------------------------------

The Financial statements prepared by management accompanying notes are an integral part of these financial statements

                       NEW ENVIRONMENTAL SOLUTIONS, INC.
                 (Formerly Newmark Mining Corporation, formerly
    Nutri Source Industries, Inc. and formerly Nutri Berry Industries, Inc.)
                                       (A
                           Development Stage Company)

                             STATEMENT OF OPERATIONS

For the 11 Months Ended November 30, 2006 and For the Years Ended December 31, 2005, 2004 and 2003 and for the period August 16, 1996 (date of inception) to
                                November 30, 2006
                                   (unaudited)

                                      Period ended    Year ended   Year ended
                                      November 30,   December 31,   December 31,
                                       2006             2005             2004


REVENUE                                               0           0           0
                                       -----------------------------------------
                                       -----------------------------------------

EXPENSES
Financial consulting and business plan           15,000           0      10,416
Directors services                                    0      23,813           0
Accounting                                        1,500       1,000       3,000
Travel and entertainment                              0           0           0
Interest                                         25,600      29,095       9,823
Filing fees                                           0           0           0
Automobile                                            0           0           0
Telephone                                             0           0           0
Product samples                                       0           0           0
Marketing and product distribution                    0           0           0
Office and administration                             0       1,400         787
Rent                                                  0           0           0
Salaries                                              0           0           0
                                       ----------------------------------------
                                       ----------------------------------------
Total expenses                                   42,100      55,308      24,026
                                       ----------------------------------------
                                       ----------------------------------------

NET OPERATING LOSS                              (42,100)    (55,308)    (24,026)

Write off of mineral exploration properties           0    (100,000)          0
                                       ----------------------------------------
                                       ----------------------------------------

NET LOSS                                        (42,100)   (155,308)    (24,026)

NET LOSS PER COMMON SHARE

Basic                                             (0.01)      (0.00)      (0.00)
                                       ----------------------------------------
                                       ----------------------------------------

AVERAGE OUTSTANDING SHARES

Basic (stated in 1,000's)                         6,118           0           0
                                       ----------------------------------------
                                       ----------------------------------------








                                                   Year ended       August 16,
                                                  December 31,        1996 to
                                                     2003         November 30,
                                                                      2006


REVENUE                                                       0          12,891
                                               ---------------------------------
                                               ---------------------------------

EXPENSES
Financial consulting and business plan                  100,000         125,416
Directors services                                      200,000         580,956
Accounting                                                3,006         110.264
Travel and entertainment                                      0           9,702
Interest                                                  9,588          86,069
Filing fees                                               2,047           3,265
Automobile                                                    0           7,500
Telephone                                                     0           3,421
Product samples                                          (2,761)         10,201
Marketing and product distribution                      250,000         254,800
Office and administration                                     0         276,738
Rent                                                          0           7,650
Salaries                                                      0         120,000
                                               ---------------------------------
                                               ---------------------------------
Total expenses                                          561,880       1,595,982
                                               ---------------------------------
                                               ---------------------------------

NET OPERATING LOSS                                     (561,880)     (1,583,091)

Write off of mineral exploration properties                   0        (100,000)
                                               ---------------------------------
                                               ---------------------------------

NET LOSS                                               (561,880)     (1,683,091)

NET LOSS PER COMMON SHARE

Basic                                                   (0.00)
                                              ----------------
                                              ----------------

AVERAGE OUTSTANDING SHARES

Basic (stated in 1,000's)                                  0
                                              ----------------
                                              ----------------










Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

                        NEW ENVIRONMENTAL SOLUTIONS, INC.
     (Formerly Newmark Mining Corporation, formerly Nutri Source Industries,
                 Inc. and formerly Nutri Berry Industries, Inc.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
For the 11 Months Ended November 30, 2006 and For the Years Ended December 31, 2005, 2004 and 2003 and for the period August 16, 1996 (date of inception) to
                                November 30, 2006

                                   (unaudited)
-






                                       Period ended    Year ended    Year ended
                                       November 30,     December    December 31,
                                         2006         31, 2005        2004



CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                     (42,100)   (155,308)    (24,026)

Adjustments to reconcile net
loss to net cash provided by
operating activities:
Change in accounts receivable                      0           0       4,455
Change in prepaid expenses                         0           0         735
Change in accrued liabilities                (22,650)     29,000       3,200
Issuance of common stock for
expenses and exploration property             15,000     125,213           0
Contribution to capital-expenses                   0           0
                          -------------------------------------- --       --
                          -------------------------------------- --       --

Net Cash Provided (Used) in Operations       (49,750)      1,095      (5,813)
                                   -----------------------------------------
                                   -----------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
                                                   0           0           0
                                   -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net loan activity                                  0    (117,971)      5,231
Non cash settlement of loan                   49,750     119,066           0
Proceeds from sale common stock                    0           0           0
Preferential dividend paid                         0           0           0
                          -------------------------------------- --       --
                          -------------------------------------- --       --

Net Cash Provided in Financing Activities     49,750      (1,095)      5,231
                          -------------------------------------- --       --
                          -------------------------------------- --       --

NET INCREASE IN CASH                               0           0        (582)

CASH AT BEGINNING OF PERIOD                      140         140         722
                          -------------------------------------- --       --
                          -------------------------------------- --       --

CASH AT END OF PERIOD                            140         140         140
                          -------------------------------------- --       --




                                              Year ended    August 16,
                                                December       1996 to
                                                31, 2003    November 30,
                                                               2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                      (561,880)   (1,683,091)

Adjustments to reconcile net loss
to net cash provided by operating
activities:
Change in accounts receivable                    6,796             0
Change in prepaid expenses                        (735)            0
Change in accrued liabilities                   (3,943)       85,703
Issuance of common stock for
expenses and exploration property              199,800     1,031,299
Contribution to capital-expenses                     0        80,000

Net Cash Provided (Used) in Operations          (3,647)     (486,089)


CASH FLOWS FROM INVESTING ACTIVITIES
                                                     0             0

CASH FLOWS FROM FINANCING ACTIVITIES
Net loan activity                                1,777       350,000
Non cash settlement of loan                          0       168,816
Proceeds from sale common stock                    200        47,413
Preferential dividend paid                           0       (80,000)

Net Cash Provided in Financing Activities        1,977       486,229

NET INCREASE IN CASH                            (1,670)          140

CASH AT BEGINNING OF PERIOD                      2,392             0

CASH AT END OF PERIOD                              722           140













                  Financial statements prepared by management
                                The accompanying
            notes are an integral part of these financial statements

                        NEW ENVIRONMENTAL SOLUTIONS, INC.
  (Formerly Newmark Mining Corporation, formerly Nutri Source Industries, Inc.
                      and formerly Nutri Berry Industries,
                                      Inc.)
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
        From the date of inception August 16, 1996 to November 30, 2006
                                   (unaudited)


                                             Common               Additional
                                             Stock                 Paid-in
                                        Shares        Amount       Capital

Issuance of common stock for
organization expenses                      2              0         1,238

Net (loss) December 31, 1966               0              0             0
                                  ----------  ---------------------------
                                  ----------  ---------------------------
Balance at December 31, 1996
                                           2              0         1,238
Issuance of common stock:

For services                               2              0         1,000

For marketing                            464              1       289,499

For services                               4              0         2,996

For prepaid advertising                    2              0           500

Common stock returned                     (6)             0        (4,000)

Net (loss) December 31,1999                0              0             0
                                  ----------  ---------------------------
                                  ----------  ---------------------------
Balance at December 31, 1999,            468              1       291,233
2000 and 2001
Issuance of common stock:
For services                              28              0       357,500
For cash                                   2              0        42,115
Expenses paid on behalf
of
Company                                    0              0       127,650
Preferential dividend paid out             0              0       (80,000)
Net (loss) December 31, 2002               0              0             0
                                  ----------  ---------------------------
                                  ----------  ---------------------------
Balance at December 31, 2002             498              1       738,498
Issuance of common stock:
For services                              16              0       200,000
Net (loss) December 31, 2003               0              0             0
                                  ----------  ---------------------------
                                  ----------  ---------------------------
Balance at December 31, 2003             514              1       938,498
Net (loss) December 31, 2004               0              0             0
                                  ----------  ---------------------------
                                  ----------  ---------------------------
Balance at December 31, 2004             514              1       938,498
Issuance of common stock:
For settlement of note
payable                                4,000              4       119,062
For services                             800              1        23,812
For exploration property              80,000             80        99,920
For services                          11,200             11         1,389
Net (loss) December 31, 2005               0              0             0
                                  ----------  ---------------------------
                                  ----------  ---------------------------
Balance at December 31, 2005          95,514             97     1,182,681
Issuance of common stock for:
Business plan                        121,184            121        14,879
Assets                            25,000,000         25,000             0
Settlement of loan                11,494,844         11,494        38,256
Net (loss) November 30, 2006               0              0             0
                                  ----------  ---------------------------
Balance at November 30, 2006      36,711,542         36,712     1,235,816








                                    Accumulated       Total
                                      Deficit        Stockholders'
                                                   Equity/(Deficit)

organization expenses                     0         1,238

Net (loss) December 31, 1966         (1,238)       (1,238)


Balance at December 31, 1996
                                     (1,238)            0
Issuance of common stock:

For services                              0         1,000

For marketing                             0       289,500

For services                              0         2,996

For prepaid advertising                   0           500

Common stock returned                     0        (4,000)

Net (loss) December 31,1999        (289,996)     (289,996)


Balance at December 31, 1999,      (291,234)            0
2000 and 2001
Issuance of common stock:
For services                              0       357,500
For cash                                  0        42,115
Expenses paid on behalf
of
Company                                   0       127,650
Preferential dividend paid out            0       (80,000)
Net (loss) December 31, 2002       (608,543)     (608,543)
                             ----------------------------
                             ----------------------------
Balance at December 31, 2002       (899,777)     (161,278)
Issuance of common stock:
For services                              0       200,000
Net (loss) December 31, 2003       (561,880)     (561,880)
                             ----------------------------
                             ----------------------------
Balance at December 31, 2003     (1,461,657)     (523,158)
Net (loss) December 31, 2004        (24,026)      (24,026)
                                -------------------------
                             ----------------------------
Balance at December 31, 2004     (1,485,683)     (547,184)
Issuance of common stock:
For settlement of note
payable                                   0       119,066
For services                              0        23,813
For exploration property                  0       100,000
For services                              0         1,400
Net (loss) December 31, 2005       (155,308)     (155,308)
                             ----------------------------
                             ----------------------------
Balance at December 31, 2005     (1,640,991)     (458,213)
Issuance of common stock for:
Business plan                             0        15,000
Assets                                    0        25,000
Settlement of loan                        0        49,750
Net (loss) November 30, 2006        (42,100)      (42,100)
                             ----------------------------
                             ----------------------------
Balance at November 30, 2006     (1,683,091)     (410,563)




                  Financial statements prepared by management
                             The accompanying notes
               are an integral part of these financial statements

                        NEW ENVIRONMENTAL SOLUTIONS, INC.
        (Formerly Newmark Mining Corporation, formerly Nutri Source Industries, Inc. and formerly Nutri Berry Industries, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                    For the 11 Months ended November 30, 2006
                                   (unaudited)

1.  ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada, on August 16, 1996, with the name of Goldfish Resources Inc. On July 20, 1999 the domicile was changed to the State of Nevada and on April 29, 2002 the name was changed to "Nutri Berry Industries, Inc". On April 29, 2003 the domicile was changed to the State of Washington in connection with a name change to Nutri Source Industries, Inc. On January 18, 2005 the Company's name was changed to Newmark Mining Corporation by majority consent of shareholders. On September 11, 2006 the Company changed its name to New Environmental Solutions, Inc. The Company has authorized common capital stock of 100,000,000 shares with par value of $0.001 and authorized preferred stock of 10,000,000 shares with a par value of $0.001. The terms of the preferred capital stock are to be determined by the board of directors when issued.

The Company was organized for the purposes of developing mining properties but changed operations to pursue the wholesale produce business, specializing in the crops of blueberries and cranberries, and the nutriceutical industry for the manufacturing of health foods, vitamins, and other supplements. The company has not started operations and therefore has been a development stage Company from inception. The company was not able to implement its business plan in the wholesale berry industry and returned its focus to mining exploration and mineral property development in January 2005. Subsequently, the Company abandoned its efforts in mineral exploration and has commenced development of a business plan focused on environmental issues and waste disposal.

On January 31, 2005 the Company reverse split its shares of common stock on a 1 for 100 basis. On September 18, 2006 the Company reverse split its shares of common stock on a 1 for 250 basis. On October 16, 2006 the Company forward split its shares of common stock on a 2 for 1 basis.

All share issuances since the inception of the Company have been restated to reflect the above reverse splits and forward splits of the issued shares of common stock of the Company.

On February 10, 2005, the Company acquired the Mohawk Property from Hullcar Hydraulic Corporation, a mining property in the Toodoggone mining region of northern British Columbia, Canada for 80,000 shares of common, restricted stock and a promissory note for $340,960 due March 15, 2005. The payment was not made and the property was returned to the vendor.

                        NEW ENVIRONMENTAL SOLUTIONS, INC.
                           (Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
The company has not yet adopted a policy regarding payments of dividends. The Company has not paid dividends to date and does not foresee paying dividends in the near future.

Income Taxes
On December 31, 2005 the Company had a net operating loss available for carry forward of $586,692. The tax benefit of approximately $120,000 from the carry forward has been fully offset by the valuation reserve because the use of the futures tax benefit is doubtful since the company has no significant operations. The net operating loss will expire starting in 2012 through 2023.

Financial Instruments
The carrying amounts for financial instruments, including cash, account receivable and payables are considered by management to be their estimated fair values.

Basic and Diluted Net Income (Loss) Per Share
Basic net incomes (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if the shares had been issued on the exercise of the preferred share rights unless the exercise becomes anti-dilutive and then only the basic per share amounts are shown.

Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect effect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent Accounting Pronouncements
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

                        NEW ENVIRONMENTAL SOLUTIONS, INC.
                           (Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (continued)

3.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The Company owed the former president of the Company $119,066 in shareholder loans by way of a promissory note. At February 11, 2005, the Company settled this outstanding debt by the conversion of the promissory note for the issuance of 4,000 shares of common stock of the Company to that former president of the Company.

The Company has committed to pay $250,000 to Golden Gate Marketing, Inc. by way of a promissory note payable and bearing interest at 8% per annum. This promissory note is repayable in full within ten days of Golden Gate Marketing, Inc. providing the Company with written notice of demand, and may be convertible in whole or in part into shares of the Company's common stock at the option of the Noteholder for any amount unpaid after the repayment due date of this Note. The amount of the conversion from the dollar amount of the note to shares of common stock will be determined by the trading price of the Company's stock ten days from the written notice of demand for note repayment is submitted to and accepted by the Company.

The Company has committed to pay $100,000 to Niklas Markovina by way of a promissory note payable and bearing interest at 8% per annum. This promissory note is repayable in full within ten days of Niklas Markovina providing the Company with written notice of demand, and may be convertible in whole or in part into shares of the Company's common stock at the option of the Noteholder for any amount unpaid after the repayment due date of this Note. The amount of the conversion from the dollar amount of the note to shares of common stock will be determined by the trading price of the Company's stock ten days from the written notice of demand for note repayment is submitted to and accepted by the Company.

The Company acquired the Mohawk Property from Hullcar Hydraulic Corporation for 80,000 shares and a note for $340,960 due on March 15, 2005. This acquisition was negotiated by the Company's president, who was issued 8,000 of the 80,000 shares as a 10% fee for the acquisition of the Mohawk Property. The payment was not made and the property was returned to the vendor.

4.  GOING CONCERN

The Company does not have the working capital necessary to service its debt for its planned activity. This raises substantial doubt about the Company's ability to continue as a going concern.

Continuation of the Company as a going concern is dependant upon obtaining additional working capital and the management of the Company has developed a strategy which it believes will accomplish this objective through additional equity funding, long term financing and contributions by officers which will enable the Company to operate for the coming year.